Exhibit 99.1

FOR IMMEDIATE RELEASE

Luisa Ingargiola Joins CBD Energy Board of Directors

NEW YORK & SYDNEY– August 5, 2014 – CBD Energy Limited (NASDAQ:CBDE) today announced that Luisa Ingargiola has joined the Board as an independent Non-Executive Director, replacing Todd Barlow. Contemporaneous with her appointment to CBDE's Board, Ms. Ingargiola has been appointed to the Company's Audit and Compensation Committees. CBD Energy Limited is a diversified clean energy company and leading global provider of solar systems, having completed more than 17,000 residential installations on four continents. CBD Energy Limited markets its residential and commercial solar installations under the name Westinghouse Solar.

"We're pleased to have Luisa joining the CBD Energy Board of Directors. Luisa brings a wealth of knowledge and experience that will be vital to CBDE as we expand our footprint in the U.S.," said CBDE Executive Chairman and Managing Director Gerry McGowan. "On behalf of all CBDE shareholders, I want to thank Todd for his support and assistance during an important period in CBDE's history, which culminated in our recent listing on the Nasdaq Capital Market."

Mr. Barlow served on the CBDE Board since early 2011, and was instrumental in developing and transitioning CBDE to a Nasdaq Capital Market-listed company from an Australian Securities Exchange-listed company. Mr Barlow works for WH Soul Pattinson and Company Limited, CBDE's largest shareholder and decided to transition off the board in favor of a US Director once the US Listing on Nasdaq was achieved.

Ms. Ingargiola brings significant U.S. capital markets experience to her position as Non-Executive Director on the CBD Energy Limited Board. Ms. Ingargiola is currently Chief Financial Officer and Director of Florida-based MagneGas Corporation (NASDAQ:MNGA), an alternative energy company that uses a plasma arc system to gasify liquid waste into a hydrogen-based fuel; the MagneGas system can be powered by wind, solar or diesel energy. As MagneGas CFO, Ms. Ingargiola is responsible for all financial controls, SEC and FINRA compliance and reporting; ensuring regulatory compliance with EPA, OSHA, DOT and Homeland Security requirements; managing all investor outreach programs; and conducting all capital raises. Prior to joining MNGA in 2007, Ms. Ingargiola served in finance-related positions with MetLife Insurance and Boston Capital Partners. She holds an MHA with a concentration in Business from the University of South Florida and a BS in Finance from Boston University.

About CBD Energy Limited (NASDAQ:CBDE)

Established in 1989, CBD Energy Limited is a diversified renewable energy company and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBDE is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the United Kingdom and the United States. CBDE markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license.

Headquartered in Sydney, with principal regional offices in London and New York, CBDE has completed projects across four continents in Australia, Fiji, Germany, Italy, New Zealand, Thailand, the United Kingdom and the United States, CBDE has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com
www.westinghousesolar.com.au	www.westinghousesolar.co.uk

Caution Concerning Forward-Looking Statements

This news release contains ‘forward-looking statements. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan', ‘believe', ‘expect', ‘anticipate', ‘intend', ‘estimate', ‘project', ‘may', ‘would', ‘could', ‘should', ‘seeks', or ‘scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

The forward-looking statements in this release include statements regarding CBD Energy Limited's expansion into the U.S. markets. Such forward-looking statements are subject to various risks, as well as those set forth in the Corporation's most recent Form F-1, as filed with the U.S. Securities and Exchange Commission (SEC), and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and CBD Energy Limited assumes no obligation to update or revise these statements unless otherwise required by law.